UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 6, 2022

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

KnowBe4, Inc.

File No. 005-92503 – CTR#3322

KnowBe4, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Schedule 13E-3 filed on November 14, 2022.

Based on representations by KnowBe4, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public:

Exhibit (c)(ii)
Exhibit (c)(iii)
Exhibit (c)(iv)
Exhibit (c)(v)
Exhibit (c)(vii)

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Ted Yu
Chief, Office of Mergers and Acquisitions